

May 14, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile @ (218) 998-4302</u>

Kelly Longtin
Chief Executive Officer
Otter Tail AG Enterprises, LLC
24096 - 170th Avenue
Fergus Falls, Minnesota 56537-7518

Re: **Otter Tail AG Enterprises, LLC**
       Form 10 - Amendment No.1
       Filed on: April 30, 2008
       File No.: 000-53042

Dear Mr. Longtin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Since your Form 10 went effective automatically 60 days after its initial filing, you are subject to the reporting requirements of the 1934 Act. Please make sure you file your Form 10-Q for the period ended March 31, 2008 and any required Form 8-K on a timely basis.

Business, page 1

Site Infrastructure, page 2

   Adequate Corn Supply, page 2

2. Please provide the source of your data on seed sales which supports your estimate of the increase in corn planted acres over the last two years.

Environmental and Other Regulatory Matters, page 4

3. Following our review of your revised disclosure, it remains unclear whether you

have obtained all of the necessary permits. Please revise your disclosure accordingly.

Ethanol Pricing, page 18

4. In light of the recent economic developments affecting food prices and the correlation of food price increases with the increased volume of corn-ethanol production, please revise your disclosure to address the impact that these developments may have on the price of corn and/or ethanol. Also, please consider discussing the effect that proposed government regulations and other legislative initiatives addressing food price increases may have on your business. To the extent applicable, please include appropriate risk factor disclosure.

Risk Factors, page 21

We are dependent on a key service provider that is currently involved in litigation and may be experiencing significant financial stress . . ., page 21

5. Please update, as appropriate, the current status of the Delta-T litigation.

Our business is subject to extensive and potentially costly environmental and worker safety regulations . . ., page 27

6. We note your response to prior comment 18. Please address the risks raised in the third paragraph under a separately-captioned risk factor.

Management Discussion and Analysis of Financial Conditions and Results of Operation, page 35

Contractual Obligations and Commercial Commitments, page 35

7. We note your disclosure in light of our prior comment 29. Please tell us why you have not discussed the payment of a Placement Agency Fee and the related agreement in your filing, or otherwise include an appropriate disclosure in your next amendment.

8. We have read your response to comment 32 from our letter dated February 27, 2008. Please disclose in a footnote to the table the assumptions used in arriving at the interest payment amounts.   Your disclosure should clearly describe how the interest payments were calculated including but not limited to the actual rates used and whether rates are fixed or floating.

Quantitative and Qualitative Disclosures About Market Risk, page 37

9. We have read your response to comment 33 from our letter dated February 27,
    2008. Please revise your disclosure to include quantitative and qualitative
    disclosures related to your interest rate risk. Please also provide the disclosures in
    accordance with one of the three disclosure alternatives as required by Item
    305(a)(1) of Regulation S-K as it relates to interest expense. Given that you have
    interest obligations of $39.8 million, based on your contractual obligation table,
    please provide a sensitivity analysis that shows the impact of a 1% increase or
    decrease in rate on interest as well as fair value of debt.

Governors and Executive Officers, page 41
Business Experience of Governors and Executive Officers, page 41

10. Please note that in accordance with Item 401(e) of Regulation S-K, you need to
    provide information about the business experience of your governors and
    executive officers for the past five years. For example, we note that while you
    disclose that prior to Mr. Longtin's becoming the CEO of the company, he was an
    employee of CHS/New Horizons Ag Services, you do not provide information
    about Mr. Longtin's years of service there. Please revise your disclosures to the
    extent necessary to comply with Item 401(e).

Executive Compensation, page 43
Components of Compensation Program, page 43

11. Please confirm that no Incentive Goals will be paid for year 2007, or disclose any
    payments or awards made or to be made with respect to the achievement of these
    goals for 2007.

    Compensation Objectives and Policies, page 44

12. We note your revised disclosure in response to our prior comment 41; however,
    you have not discussed how you will calculate return on investment or how you
    will measure Plant safety and efficiency, which thresholds would determine in
    return payment of additional compensation under the various Incentive Goals.
    Please revise your disclosures accordingly.

Certain Relationships and Related Transactions, page 47

13. Please remove the cross reference to the risk factor and include the appropriate
    disclosure here.

Market Price of and Dividends on the Registrant's Common Equity and Related Member Matters, page 49

Securities Authorized for Issuance under Equity Compensation Plan, page 50

14. We note that in the last paragraph of your Market Information discussion on page 49 you state that you do not have a formal equity incentive plan, yet on your Equity Compensation Plan Information Table you list securities issued under plans approved by security holders. Please explain these conflicting statements and revise your disclosures accordingly.

Recent Sales of Unregistered Securities, page 51

15. We note your response to our prior comment 50; however, you have not included in the filing the factual basis for each claimed exemption. Please revise your disclosure to incorporate your answers in the next amendment.

Financial Statements

Statements of Operations, page F-3

16. On pages 31, F-3 and F-18, your basic weighted average units outstanding is not the same as your diluted weighted average units outstanding in periods where you have losses. Potential member unit equivalents should not be included in the computation of any diluted-per-share amount when losses exist. Please revise your statements of operations throughout the document accordingly. See paragraph 16 of SFAS 128.

Note 1 – Summary of Significant Accounting Policies, page F-6

Grants, page F-7

17. We have read your response to comment 55 from our letter dated February 27, 2008. Given that your grant income is for reimbursement of expenses incurred upon complying with conditions of the grant, please explain why the grant income you receive is not treated as a reduction of the related expense being reimbursed.

Net Income (Loss) Per Unit, page F-8

18. We have read your response to comment 56 from our letter dated February 27, 2008. Please disclose in your accounting policy how vested and unvested restricted units that have been issued are treated for basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Green, Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Todd A. Taylor, Esq. via Facsimile @ (612) 492-7077
        Fredrikson & Byron, P.A.